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Exhibit 21

List of Subsidiaries

Name	State or Country of Incorporation or Organization
Superior Essex Holding Corp.	Delaware
Superior Essex Communications LP	Delaware
Essex International Inc.	Delaware
Essex Group, Inc. (Michigan)	Michigan
Essex Group, Inc. (Delaware)	Delaware
Essex Canada Inc.	Delaware
Essex Group Mexico Inc.	Delaware
Essex International Ltd.	United Kingdom

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List of Subsidiaries